UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

OATLY GROUP AB

(Name of Issuer)

American Depositary Shares

(Title of Class of Securities)

67421J108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67421J108	13G/A

1	NAME OF REPORTING PERSON Nativus Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 283,649,053 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 283,649,053 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,649,053 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 46.8% (2)
12	TYPE OF REPORTING PERSON CO

(1)

Consists of 271,763,953 ordinary shares and 9.25% Convertible Senior PIK Notes due 2028 (“Convertible Notes”), of which a portion are convertible into an aggregate maximum of 11,885,100 ordinary shares within 60 days of the date hereof, based on approximately 594,255,000 ordinary shares outstanding as of September 30, 2023, as stated in the Form 6-K filed by Oatly Group AB with the Securities and Exchange Commission on November 9, 2023 (the “Form 6-K”). Of the total number of Convertible Notes respectively owned by Nativus Company Limited (“Nativus”) and Verlinvest S.A. (“Verlinvest”), only that number of Convertible Notes that would result in an increase in the aggregate beneficial ownership of Nativus and Verlinvest of 2% or less of Oatly Group AB’s outstanding shares (or up to approximately 11,885,100 shares) are convertible immediately. As of December 31, 2023, assuming no conversion of any Convertible Notes held by Verlinvest, the remaining Convertible Notes held by Nativus that are not convertible on the date hereof would be convertible into an additional approximately 54 million ordinary shares upon giving more than 60 days’ notice to Oatly Group AB (and based on the initial conversion price under the terms of the Convertible Notes). If Verlinvest converts any Convertible Notes held by it, the number of shares over which Nativus has sole voting and dispositive power and the aggregate amount beneficially owned by Nativus would decrease accordingly on a share-for-share basis.

(2)

Based on approximately 594,255,000 ordinary shares outstanding as of September 30, 2023, as stated in the Form 6-K, plus 11,885,100 ordinary shares issuable upon the conversion of Convertible Notes within 60 days of the date hereof.

CUSIP NO. 67421J108	13G/A

1	NAME OF REPORTING PERSON CR Verlinvest Health Investment Limited (formerly known as “China Resources Verlinvest Health Investment Ltd.”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 283,649,053 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 283,649,053 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,649,053 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 46.8% (2)
12	TYPE OF REPORTING PERSON CO

(1)

Consists of 271,763,953 ordinary shares and Convertible Notes, of which a portion are convertible into an aggregate maximum of 11,885,100 ordinary shares within 60 days of the date hereof, based on approximately 594,255,000 ordinary shares outstanding as of September 30, 2023, as stated in the Form 6-K. Of the total number of Convertible Notes respectively owned by Nativus and Verlinvest, only that number of Convertible Notes that would result in an increase in the aggregate beneficial ownership of Nativus and Verlinvest of 2% or less of Oatly Group AB’s outstanding shares (or up to approximately 11,885,100 shares) are convertible immediately. As of December 31, 2023, assuming no conversion of any Convertible Notes held by Verlinvest, the remaining Convertible Notes held by Nativus that are not convertible on the date hereof would be convertible into an additional approximately 54 million ordinary shares upon giving more than 60 days’ notice to Oatly Group AB (and based on the initial conversion price under the terms of the Convertible Notes). If Verlinvest converts any Convertible Notes held by it, the number of shares over which Nativus (and CR Verlinvest Health Investment Limited) have sole voting and dispositive power and the aggregate amount beneficially owned by Nativus (and CR Verlinvest Health Investment Limited) would decrease accordingly on a share-for-share basis.

(2)

Based on approximately 594,255,000 ordinary shares outstanding as of September 30, 2023, as stated in the Form 6-K, plus 11,885,100 ordinary shares issuable upon the conversion of Convertible Notes within 60 days of the date hereof.

CUSIP NO. 67421J108	13G/A

1	NAME OF REPORTING PERSON Blossom Key (Hong Kong) Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 283,649,053 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 283,649,053 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,649,053 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 46.8% (2)
12	TYPE OF REPORTING PERSON CO

(1)

Consists of 271,763,953 ordinary shares and Convertible Notes, of which a portion are convertible into an aggregate maximum of 11,885,100 ordinary shares within 60 days of the date hereof, based on approximately 594,255,000 ordinary shares outstanding as of September 30, 2023, as stated in the Form 6-K. Of the total number of Convertible Notes respectively owned by Nativus and Verlinvest, only that number of Convertible Notes that would result in an increase in the aggregate beneficial ownership of Nativus and Verlinvest of 2% or less of Oatly Group AB’s outstanding shares (or up to approximately 11,885,100 shares) are convertible immediately.

(2)

Based on approximately 594,255,000 ordinary shares outstanding as of September 30, 2023, as stated in the Form 6-K, plus 11,885,100 ordinary shares issuable upon the conversion of Convertible Notes within 60 days of the date hereof.

CUSIP NO. 67421J108	13G/A

1	NAME OF REPORTING PERSON CRH (CRE) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 283,649,053 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 283,649,053 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,649,053 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 46.8% (2)
12	TYPE OF REPORTING PERSON CO

(1)

Consists of 271,763,953 ordinary shares and Convertible Notes, of which a portion are convertible into an aggregate maximum of 11,885,100 ordinary shares within 60 days of the date hereof, based on approximately 594,255,000 ordinary shares outstanding as of September 30, 2023, as stated in the Form 6-K. Of the total number of Convertible Notes respectively owned by Nativus and Verlinvest, only that number of Convertible Notes that would result in an increase in the aggregate beneficial ownership of Nativus and Verlinvest of 2% or less of Oatly Group AB’s outstanding shares (or up to approximately 11,885,100 shares) are convertible immediately.

(2)

Based on approximately 594,255,000 ordinary shares outstanding as of September 30, 2023, as stated in the Form 6-K, plus 11,885,100 ordinary shares issuable upon the conversion of Convertible Notes within 60 days of the date hereof.

CUSIP NO. 67421J108	13G/A

1	NAME OF REPORTING PERSON China Resources (Holdings) Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 283,649,053 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 283,649,053 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,649,053 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 46.8% (2)
12	TYPE OF REPORTING PERSON CO

(1)

Consists of 271,763,953 ordinary shares and Convertible Notes, of which a portion are convertible into an aggregate maximum of 11,885,100 ordinary shares within 60 days of the date hereof, based on approximately 594,255,000 ordinary shares outstanding as of September 30, 2023, as stated in the Form 6-K. Of the total number of Convertible Notes respectively owned by Nativus and Verlinvest, only that number of Convertible Notes that would result in an increase in the aggregate beneficial ownership of Nativus and Verlinvest of 2% or less of Oatly Group AB’s outstanding shares (or up to approximately 11,885,100 shares) are convertible immediately.

(2)

Based on approximately 594,255,000 ordinary shares outstanding as of September 30, 2023, as stated in the Form 6-K, plus 11,885,100 ordinary shares issuable upon the conversion of Convertible Notes within 60 days of the date hereof.

CUSIP NO. 67421J108	13G/A

1	NAME OF REPORTING PERSON CRC Bluesky Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 283,649,053 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 283,649,053 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,649,053 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 46.8% (2)
12	TYPE OF REPORTING PERSON CO

(1)

Consists of 271,763,953 ordinary shares and Convertible Notes, of which a portion are convertible into an aggregate maximum of 11,885,100 ordinary shares within 60 days of the date hereof, based on approximately 594,255,000 ordinary shares outstanding as of September 30, 2023, as stated in the Form 6-K. Of the total number of Convertible Notes respectively owned by Nativus and Verlinvest, only that number of Convertible Notes that would result in an increase in the aggregate beneficial ownership of Nativus and Verlinvest of 2% or less of Oatly Group AB’s outstanding shares (or up to approximately 11,885,100 shares) are convertible immediately.

(2)

Based on approximately 594,255,000 ordinary shares outstanding as of September 30, 2023, as stated in the Form 6-K, plus 11,885,100 ordinary shares issuable upon the conversion of Convertible Notes within 60 days of the date hereof.

CUSIP NO. 67421J108	13G/A

1	NAME OF REPORTING PERSON China Resources Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 283,649,053 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 283,649,053 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,649,053 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 46.8% (2)
12	TYPE OF REPORTING PERSON CO

(1)

Consists of 271,763,953 ordinary shares and Convertible Notes, of which a portion are convertible into an aggregate maximum of 11,885,100 ordinary shares within 60 days of the date hereof, based on approximately 594,255,000 ordinary shares outstanding as of September 30, 2023, as stated in the Form 6-K. Of the total number of Convertible Notes respectively owned by Nativus and Verlinvest, only that number of Convertible Notes that would result in an increase in the aggregate beneficial ownership of Nativus and Verlinvest of 2% or less of Oatly Group AB’s outstanding shares (or up to approximately 11,885,100 shares) are convertible immediately.

(2)

Based on approximately 594,255,000 ordinary shares outstanding as of September 30, 2023, as stated in the Form 6-K, plus 11,885,100 ordinary shares issuable upon the conversion of Convertible Notes within 60 days of the date hereof.

CUSIP NO. 67421J108	13G/A

1	NAME OF REPORTING PERSON China Resources Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 283,649,053 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 283,649,053 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,649,053 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 46.8% (2)
12	TYPE OF REPORTING PERSON CO

(1)

Consists of 271,763,953 ordinary shares and Convertible Notes, of which a portion are convertible into an aggregate maximum of 11,885,100 ordinary shares within 60 days of the date hereof, based on approximately 594,255,000 ordinary shares outstanding as of September 30, 2023, as stated in the Form 6-K. Of the total number of Convertible Notes respectively owned by Nativus and Verlinvest, only that number of Convertible Notes that would result in an increase in the aggregate beneficial ownership of Nativus and Verlinvest of 2% or less of Oatly Group AB’s outstanding shares (or up to approximately 11,885,100 shares) are convertible immediately.

(2)

Based on approximately 594,255,000 ordinary shares outstanding as of September 30, 2023, as stated in the Form 6-K, plus 11,885,100 ordinary shares issuable upon the conversion of Convertible Notes within 60 days of the date hereof.

CUSIP NO. 67421J108	13G/A

1	NAME OF REPORTING PERSON Verlinvest S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,122,371 (1)
	6	SHARED VOTING POWER 278,526,682 (2)
	7	SOLE DISPOSITIVE POWER 5,122,371 (1)
	8	SHARED DISPOSITIVE POWER 278,526,682 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,649,053
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 46.8% (3)
12	TYPE OF REPORTING PERSON CO

(1)

Verlinvest has sole voting and dispositive power over Convertible Notes held by it, which are convertible into approximately 5,122,371 ordinary shares within 60 days of December 31, 2023 (based on the initial conversion price under the terms of the Convertible Notes).

(2)

Consists of 271,763,953 ordinary shares and Convertible Notes, of which a portion are convertible into an aggregate maximum of approximately 6,762,729 ordinary shares within 60 days of the date hereof, based on approximately 594,255,000 ordinary shares outstanding as of September 30, 2023, as stated in the Form 6-K. Of the total number of Convertible Notes respectively owned by Nativus and Verlinvest, only that number of Convertible Notes that would result in an increase in the aggregate beneficial ownership of Nativus and Verlinvest of 2% or less of Oatly Group AB’s outstanding shares (or up to approximately 11,885,100 shares) are convertible immediately. The aforementioned number of approximately 6,762,729 ordinary shares that can be converted into within 60 days of the date hereof assumes that Verlinvest has converted all the Convertible Notes held by it to approximately 5,122,371 ordinary shares.

(3)

Based on approximately 594,255,000 ordinary shares outstanding as of September 30, 2023, as stated in the Form 6-K, plus 11,885,100 ordinary shares issuable upon the conversion of Convertible Notes within 60 days of the date hereof.

Item 1(a)	Name of Issuer:

Oatly Group AB

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Jagaregatan 4, Malmö, Sweden

Item 2(a)	Name of Person Filing:

This statement is being filed jointly on behalf of the following reporting persons: (1) Nativus, a limited company incorporated in Hong Kong, (2) CR Verlinvest Health Investment Limited (formerly known as “China Resources Verlinvest Health Investment Ltd.”), a limited company incorporated in Hong Kong, (3) Blossom Key (Hong Kong) Holdings Limited, a limited company incorporated in Hong Kong, (4) CRH (CRE) Limited, a limited company incorporated in British Virgin Islands, (5) China Resources (Holdings) Company Limited, a limited company incorporated in Hong Kong, (6) CRC Bluesky Limited, a limited company incorporated in British Virgin Islands, (7) China Resources Inc., a limited company incorporated in People’s Republic of China, (8) China Resources Company Limited, a limited company incorporated in People’s Republic of China, and (9) Verlinvest, a company incorporated in Belgium (together, the “Reporting Persons”).

Nativus, which directly beneficially owns 283,649,053 ordinary shares (including the portion of Convertible Notes convertible into ordinary shares within 60 days of the date hereof) in Oatly Group AB, is a wholly owned subsidiary of CR Verlinvest Health Investment Limited. CR Verlinvest Health Investment Limited is a joint venture that is 50% owned by Blossom Key (Hong Kong) Holdings Limited and 50% owned by Verlinvest. Blossom Key (Hong Kong) Holdings Limited is a wholly owned subsidiary of CRH (CRE) Limited. CRH (CRE) Limited is a wholly owned subsidiary of China Resources (Holdings) Company Limited. CRC Bluesky Limited holds all the voting shares in China Resources (Holdings) Company Limited. CRC Bluesky Limited is a wholly owned subsidiary of China Resources Inc. China Resources Company Limited holds substantially all the shares in China Resources Inc. The State-owned Assets Supervision and Administration Commission of the State Council and the National Council for Social Security Fund of the People’s Republic of China perform the duty of investor (as to 90.0222% and 9.9778%, respectively) of China Resources Company Limited on behalf of the State Council of the People’s Republic of China.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed as Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 14, 2022 with respect to the American Depositary Shares (the “Schedule 13G”), and which is incorporated by reference herein. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Amendment No. 1 to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of the Principal Office or, if none, Residence:

The addresses of the reporting persons are as below:

(1) Nativus: 39F, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong;

(2) CR Verlinvest Health Investment Limited: 39F, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong;

(3) Blossom Key (Hong Kong) Holdings Limited: 37F, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong;

(4) CRH (CRE) Limited: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands;

(5) China Resources (Holdings) Company Limited: 49/F, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong;

(6) CRC Bluesky Limited: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands;

(7) China Resources Inc.: 3rd Floor, Shenzhen Bay Sports Center, 3001 Binhai Road, Nanshan District, Shenzhen, People’s Republic of China;

(8) China Resources Company Limited: 27/F, China Resources Building, 8 Jianguomenbei Avenue, Dongcheng District, Beijing, People’s Republic of China; and

(9) Verlinvest: Place Flagey 18, 1050 Brussels, Belgium.

Item 2(c)	Citizenship:

See Item 2(a).

Item 2(d)	Title of Class of Securities:

American Depositary Shares

Item 2(e)	CUSIP Number:

67421J108

Item 3	If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

(a)	Amount Beneficially Owned: see the responses to Item 9 on the attached cover pages.

(b)	Percent of Class: see the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or direct the vote: see the responses to Item 5 on the attached cover pages

(ii)	shared power to vote or direct the vote: see the responses to Item 6 on the attached cover pages

(iii)	sole power to dispose or to direct the disposition of: see the responses to Item 7 on the attached cover pages

(iv)	shared power to dispose or to direct the disposition of: see the responses to Item 8 on the attached cover pages

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

The reporting persons named herein are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. Each of the Reporting Persons expressly disclaims membership in any group. The Joint Filing Agreement among the reporting persons to file was filed as Exhibit 99.1 to the Schedule 13G, and which is incorporated by reference herein.

Item 9	Notice of Dissolution of a Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2024

Nativus Company Limited

By:	/s/ WU YaWen	By:	/s/ THYS Joseph Marie V.
Name:	/WU YaWen	Name:	THYS Joseph Marie V.
Title:	Director	Title:	Director

CR Verlinvest Health Investment Limited

By:	/s/ Tuen-Muk Lai Shu	By:	/s/ Eric Joseph MELLOUL
Name:	Tuen-Muk Lai Shu	Name:	Eric Joseph MELLOUL
Title:	Director	Title:	Director

Blossom Key (Hong Kong) Holdings Limited

By:	/s/ Chan Man Ho Brian
Name:	Chan Man Ho Brian
Title:	Director

CRH (CRE) Limited

By:	/s/ Wang Xiangming
Name:	Wang Xiangming
Title:	Director

China Resources (Holdings) Company Limited

By:	/s/ Wang Xiangming
Name:	Wang Xiangming
Title:	Director

CRC Bluesky Limited

By:	/s/ Wang Xiangming
Name:	Wang Xiangming
Title:	Director

China Resources Inc.

By:	/s/ Wang Xiangming
Name:	Wang Xiangming
Title:	Director

China Resources Company Limited

By:	/s/ Wang Xiangming
Name:	Wang Xiangming
Title:	Director

Verlinvest S.A.

By:	/s/ Rafaël Hulpiau	By:	/s/ Axelle Henry
Name:	Rafaël Hulpiau	Name:	Axelle Henry
Title:	Joint Proxy Holder	Title:	Joint Proxy Holder

Exhibit Index

Exhibit 99.1:	Joint Filing Agreement, dated February 14, 2022, by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 14, 2022.